Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2023

Tel-Aviv, Israel, September 28, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported unaudited financial results for the three and six month periods ended June 30, 2023.

Financial Highlights

•
Revenues were approximately €25.5 million for the six months ended June 30, 2023, compared to approximately €29.2 million for the six months ended June 30, 2022. This decrease mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from the Company’s facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. The Company subsequently implemented a solution aimed at minimizing the impact of future similar curtailments. The decrease in revenues was partially offset by an increase in revenues from the Company’s biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar (a 28 MW photovoltaic plant in Spain) during June 2022, upon which the Company commenced recognition of revenues.

•
Operating expenses were approximately €12 million for the six months ended June 30, 2023, compared to approximately €13.1 million for the six months ended June 30, 2022. The decrease in operating expenses mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the first half of 2023, the payments under RDL 17/2022 were lower during this period compared to the same period last year. This decrease in operating expenses was partially offset by increased operating expenses in connection with the Company’s biogas operations in the Netherlands caused by the use of higher quality raw materials due to lower availability of cheaper raw materials, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation expenses were approximately €8.1 million for the six months ended June 30, 2023, compared to approximately €8 million for the six months ended June 30, 2022.

•
Project development costs were approximately €2.2 million for the six months ended June 30, 2023, compared to approximately €1.6 million for the six months ended June 30, 2022. The increase in project development costs is mainly due to the increase in development activities in connection with photovoltaic projects in Israel and USA.

•
General and administrative expenses were approximately €2.9 million for the six months ended June 30, 2023, compared to approximately €3.3 million for the six months ended June 30, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and bonuses paid to employees in 2022.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million for the six months ended June 30, 2023, compared to share of loss of equity accounted investee of approximately €0.6 million for the six months ended June 30, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and a higher electricity tariff in Israel, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

•
Financing income, net was approximately €1.6 million for the six months ended June 30, 2023, compared to financing expenses, net of approximately €2.2 million for the six months ended June 30, 2022. The change was mainly attributable to income resulting from exchange rate differences amounting to approximately €6.9 million in the six months ended June 30, 2023, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to income in the amount of approximately €2.6 million for the six months ended June 30, 2022, caused by the 7.1% appreciation of the euro against the NIS during the six months ended June 30, 2023, compared to the 3.3% appreciation of the euro against the NIS during the six months ended June 30, 2022.

•	Tax benefit was approximately €1.2 million for the six months ended June 30, 2023, compared to taxes on income of approximately €1.1 million for the six months ended June 30, 2022.

•	Profit for the six months ended June 30, 2023, was approximately €4.6 million, compared to a loss of approximately €0.6 million for the six months ended June 30, 2022.

•
Total other comprehensive income was approximately €31.1 million for the six months ended June 30, 2023, compared to total other comprehensive loss of approximately €34.8 million for the six months ended June 30, 2022. The change mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the financial power swap (the “Talasol PPA”) that covers approximately 80% of the output of the Talasol PV Plant compared to the same period last year. The Talasol PPA experienced a high volatility due to the significant changes in electricity prices in Europe that included a substantial increase in prices during 2021 and 2022 and a substantial decrease in prices during 2023. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity.

•
Total comprehensive income was approximately €35.7 million for the six months ended June 30, 2023, compared to total comprehensive loss of approximately €35.4 million for the six months ended June 30, 2022.

•
EBITDA was approximately €9.9 million for the six months ended June 30, 2023, compared to approximately €10.6 million for the six months ended June 30, 2022. See the table on page 14 of this press release for a reconciliation of these numbers to profit and loss.

•
Net cash provided by operating activities was approximately €5.3 million for the six months ended June 30, 2023, compared to approximately €8 million for the six months ended June 30, 2022. The decrease in net cash provided by operating activities for the six months ended June 30, 2023, is mainly due to the decrease in electricity prices in Spain.

CEO Review Second Quarter 2023

The first six months of 2023 were characterized by a decline in the electricity prices in Europe in general and in Spain specifically. The second quarter, which is a transition quarter, was mainly harmed by the decrease in electricity prices. During the third quarter, which is a summer quarter, the electricity prices increased and stabilized on approximately €80 per MWh. Despite the decrease in electricity prices during the first half of 2023, the EBITDA decreased only by approximately €0.7 million compared to the same period last year. The development of projects in the USA that was added to the development of projects in Italy and Israel increased the project development expenses. The connection of two first projects in Italy (20 MW PV) is expected in the coming month. The connection will be at a delay of six months compared to the initial expectation and the Company is expected to receive financial indemnification for the delay in the connection from the construction contractor. The Dorad power station showed an increase in revenues and net income and this trend is expected to continue also during the third quarter.

The Company’s operations concentrate on three main fields:

-	Construction of New Projects: solar projects in Italy and a pumped hydro storage project in the Manara Cliff in Israel.

-	Initiating and Developing of New Projects: solar projects in Italy, Spain, USA and Israel.

-	Management, Operation and Improvement of Generating Projects: in Israel (PV), Spain (PV) and the Netherlands (bio-gas).

The Company’s revenues for the quarter were approximately €13.4 million, a decrease of approximately €4 million compared to the same period last year. These revenues are lower than the revenues for the same period last year mainly due to a decrease in electricity prices in Spain. Maintenance and upgrade work on the main transmission line between Spain and Portugal caused a curtailment of the electricity supply from the Company’s facilities to the grid for a short period and the impact of this forced curtailment was approximately €1 million. The decrease in the operating profit was more moderate and amounted to approximately €1 million due to a decrease in the expense resulting from the tax imposed on profits of energy manufacturers, which was also caused by the decrease in the electricity prices in Spain. The decrease in prices was expected and was taken into account by the Company.

The cash flow from operations for the second quarter of 2023 was approximately €3.4 million and the cash flow from operations for the first half of 2023 was approximately €5.3 million.

The net profit for the second quarter of 2023 was approximately €1.3 million and the net profit for the first half of 2023 was approximately €4.6 million.

Activity in Spain:

The electricity prices in Spain decreased during the second quarter of 2023 to an average price of €57 per MWh compared to an average price of €159 per MWh for the same quarter last year.

The Talasol PV project (300 MW PV) (Company’s share is 51%) produced during the second quarter revenues from the sale of electricity and green certificates of approximately €7.1 million. Talasol is a party to a financial hedge of its electricity capture price (PPA). Approximately 80% of its production (75% based on P-50) are sold under this agreement for a fixed price. The remaining electricity produced by Talasol is sold directly to the grid, at spot prices.

The Ellomay Solar project (28 MW PV) produced during the second quarter of 2023 revenues from the sale of electricity and green certificates of approximately €1.2 million.

Activity in Italy:

The Company has approximately 505 MW PV projects under advanced development stages, of which licenses have been obtained for approximately 203 MW. Projects with an aggregate capacity of 20 MW are expected to be connected to the grid during the coming month. Preliminary construction works in projects with an aggregate capacity of approximately 105 MW commenced during the third quarter of 2023 and construction works in the remainder of the licenses (approximately 78 MW) are expected to commence in early 2024.

The Company has additional projects in early development stages (in addition to the 505 MW in advanced development stages), the intention of the Company is to reach a portfolio of approximately 1,000 MW PV by the end of 2026. The Company is negotiating a financing agreement with a leading European bank in the field.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages and expected to reach commercial operation during the second half of 2026, and to produce average annual revenues of approximately €74 million and EBITDA of approximately €33 million.1 The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of PV licenses combined with storage:

Projects no. 1 and 2 are based on tender No. 1 that the Company won and there is an option of transition to regulation that enables a direct sale to end customers.

1.
The Komemiyut Project: intended for 21 MW PV and 47 MW / hour batteries. The project has an approval for connection to the grid and is in the process of receiving a building permit. Commencement of construction is planned for the first quarter of 2024.

2.	The Qelahim Project: intended for 15 MW PV and 33 MW / hour batteries. The project has an approval for connection to the grid, and is in the final stages of the zoning approval.

3.
The Talmei Yosef Project: an expansion of the existing project to 104 dunams, intended for 10 MW PV and 22 MW / hour batteries. The request for zoning approval has been filed and approval is expected to be received in the fourth quarter of 2023.

1  EBITDA is a non-IFRS measure. The Company is unable to provide a reconciliation of the Manara Project’s EBITDA to the Manara Project’s net profit/loss on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items include, among others, exchange rate fluctuations, depreciation and amortization, other income, finance income, finance expenses and taxes on income. Such items may have a significant impact on the future financial results and the Company believes such a reconciliation for the projected results will not be meaningful.

4.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for 30 dunam, intended for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

5.	The Sharsheret Project: intended for 20 MW PV and 44 MW / hour batteries. The zoning request was submitted.

6.	In addition, the Company has approximately 250 dunams under advanced planning stages.

Dorad Power Station (Company’s share is approximately 9.4%): the gas flow from the Karish reservoir that began in November 2022 reduced the gas costs of Dorad. Dorad benefited from the increase in the TAOZ and the production component compared to the same period last year. In addition, the Israeli Electricity Authority’s resolution in connection with the changes of the hourly tariffs, which entered into force in January 2023, means an extension of the “summer” period (a month was added to the “summer” season in which the tariffs are higher), the elimination of the “GEVA” (average consumption) hours and the change in the “PISGA” (peak) hours in the intermediate seasons to the afternoon and evening. As a result, Dorad provides availability to the system manager for the “SHEFEL” (low) period, which is longer and the demand of the system manager is higher. As a result of the continuous operations of the power plant, the maintenance expenses decreased and the hours of operation increased, increasing production and the revenues and profit. Moreover, the Israeli government decided to increase the power station by an additional 650 MW and the National Infrastructure Committee approved the TTL/11/B plan – expansion of the Dorad power station.

In June 2023, an arbitration award was given that, among other issues, obligated Zorlu and Edeltech to refund approximately $130 million to Dorad and to pay the derivative plaintiffs NIS 20 million as reimbursement of legal expenses. The Company expects that appeals on the arbitration award will be submitted and the appeal process was agreed in advance and is limited to approximately a six-month period.

Activity in the Netherlands:

In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates. The price of these certificates has increased from approximately 13–15 euro cents per cubic meter to around 45 euro cents per cubic meter. The prices of greed certificates continue to rise and the expectation is that the price will reach approximately 60 euro cents per cubic meter towards the end of the year.

The Company estimates that with the increasing importance of the biogas field, this field entered into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers to incorporate green gas in a scope of up to 20% of the amount supplied by them, valid commencing January 1, 2025. This legislation and the growing demand for green certificates derived from the biogas industry, is expected to add and significantly improve the results of the biogas segment of the Company.

Activity in Texas, USA:

The Company executed a joint development agreement for the development of photovoltaic projects in the State of Texas, USA. The agreement covers an initial two projects, with an aggregate installed capacity of 26 MW DC, and an option for two additional projects under similar terms with an aggregate installed capacity of 20 MW DC. The first two projects have reached ready-to-build status and are expected to be constructed within the next 8-10 months. One of the two additional projects has also reached ready-to-build status and the other additional project is expected to achieve ready-to-build status during the fourth quarter of 2023. It is expected that the two additional projects will be constructed during the second half of 2024. The estimated capital cost for the first two projects is $30-$32 million, of which the Company’s share is expected to be approximately $19-$21 million. The estimated capital cost for the two additional projects is $24-$26 million, of which the Company’s share is expected to be $15-$17 million. The remaining capital costs are expected to be covered by tax equity partners with whom the Company is currently in discussions.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 14 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain and Texas, USA, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;
•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

•
Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW and 6.5 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Financial Position

	June 30,	December 31,	June 30,
	2023	2022	2023
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	73,870	46,458	80,229
Marketable securities	-	2,836	-
Short term deposits	1,007	-	1,094
Restricted cash	810	900	880
Receivable from concession project	1,638	1,799	1,779
Intangible asset from green certificates	1,723	585	1,871
Trade and other receivables	14,404	12,097	15,644
	93,452	64,675	101,497
Non-current assets
Investment in equity accounted investee	29,345	30,029	31,871
Advances on account of investments	3,105	2,328	3,372
Receivable from concession project	22,468	24,795	24,402
Fixed assets	380,849	365,756	413,633
Right-of-use asset	30,603	30,020	33,237
Intangible asset	3,650	4,094	3,964
Restricted cash and deposits	19,018	20,192	20,655
Deferred tax	11,613	23,510	12,613
Long term receivables	9,279	9,270	10,078
Derivatives	1,221	1,488	1,326
	511,151	511,482	555,151
Total assets	604,603	576,157	656,648

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	12,020	12,815	13,055
Current maturities of long-term loans	5,000	10,000	5,430
Current maturities of debentures	35,635	18,714	38,702
Trade payables	3,319	4,504	3,605
Other payables	15,531	11,207	16,868
Current maturities of derivatives	8,309	33,183	9,024
Current maturities of lease liabilities	775	745	842
	80,589	91,168	87,526
Non-current liabilities
Long-term lease liabilities	22,943	22,005	24,918
Long-term loans	242,364	229,466	263,227
Other long-term bank loans	27,915	21,582	30,318
Debentures	103,943	91,714	112,891
Deferred tax	6,069	6,770	6,591
Other long-term liabilities	1,377	2,021	1,496
Derivatives	563	28,354	611
	405,174	401,912	440,052
Total liabilities	485,763	493,080	527,578
Equity
Share capital	25,613	25,613	27,818
Share premium	86,100	86,038	93,512
Treasury shares	(1,736)	(1,736)	(1,885)
Transaction reserve with non-controlling Interests	5,697	5,697	6,187
Reserves	(577)	(12,632)	(627)
Accumulated deficit	(1,780)	(7,256)	(1,933)
Total equity attributed to shareholders of the Company	113,317	95,724	123,072
Non-Controlling Interest	5,523	(12,647)	5,998
Total equity	118,840	83,077	129,070
Total liabilities and equity	604,603	576,157	656,648

* Convenience translation into US$ (exchange rate as at June 30, 2023: euro 1 = US$ 1.086)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	For the Three months ended June 30,		For the Six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2023	2022	2023	2022	2022	2023
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$ in thousands**
Revenues	13,430	17,435	25,458	29,196	53,360	27,649
Operating expenses	(5,576)	(7,161)	(12,028)	(13,132)	(24,089)	(13,063)
Depreciation and amortization expenses	(3,949)	(3,964)	(8,064)	(7,978)	(16,092)	(8,758)
Gross profit	3,905	6,310	5,366	8,086	13,179	5,828

Project development costs	(1,028)	(843)	(2,192)	(1,554)	(3,784)	(2,381)
General and administrative expenses	(1,431)	(1,820)	(2,911)	(3,297)	(5,892)	(3,162)
Share of profits (losses) of equity accounted investee	363	(833)	1,541	(602)	1,206	1,674
Operating profit	1,809	2,814	1,804	2,633	4,709	1,959

Financing income	3,618	3,630	9,021	4,439	9,565	9,798
Financing income (expenses) in connection with derivatives and warrants, net	(562)	372	(476)	338	605	(517)
Financing expenses in connection with projects finance	(1,897)	(2,524)	(3,782)	(3,889)	(7,765)	(4,108)
Financing expenses in connection with debentures	(1,012)	(314)	(1,840)	(1,343)	(2,130)	(1,998)
Interest expenses on minority shareholder loan	(468)	(349)	(933)	(892)	(1,529)	(1,013)
Other financing expenses	(146)	(50)	(434)	(834)	(1,212)	(471)
Financing income (expenses), net	(467)	765	1,556	(2,181)	(2,466)	1,691

Profit before taxes on income	1,342	3,579	3,360	452	2,243	3,650
Tax benefit (Taxes on income)	(53)	(808)	1,203	(1,087)	(2,103)	1,307
Profit (loss) for the period	1,289	2,771	4,563	(635)	140	4,957
Profit (loss) attributable to:
Owners of the Company	1,395	1,712	5,476	(1,222)	(357)	5,947
Non-controlling interests	(106)	1,059	(913)	587	497	(990)
Profit (loss) for the period	1,289	2,771	4,563	(635)	140	4,957
Other comprehensive income (loss) item
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(2,703)	*(3,585)	(8,253)	*(3,683)	*(7,829)	(8,963)
Effective portion of change in fair value of cash flow hedges	9,795	*22,311	44,200	*(8,875)	*8,976	48,004
Net change in fair value of cash flow hedges transferred to profit or loss	(2,578)	*(12,673)	(4,809)	*(22,246)	*(36,438)	(5,223)
Total other comprehensive income (loss)	4,514	6,053	31,138	(34,804)	(35,291)	33,818

Total other comprehensive income (loss) attributable to:
Owners of the Company	1,040	1,618	12,055	(19,051)	(19,920)	13,093
Non-controlling interests	3,474	4,435	19,083	(15,753)	(15,371)	20,725
Total other comprehensive income (loss) for the period	4,514	6,053	31,138	(34,804)	(35,291)	33,818
Total comprehensive income (loss) for the period	5,803	8,824	35,701	(35,439)	(35,151)	38,775

Total comprehensive income (loss) attributable to:
Owners of the Company	2,435	3,330	17,531	(20,273)	(20,277)	19,040
Non-controlling interests	3,368	5,494	18,170	(15,166)	(14,874)	19,735
Total comprehensive income (loss) for the period	5,803	8,824	35,701	(35,439)	(35,151)	38,775

Basic net earnings (loss) per share	0.11	0.13	0.43	(0.10)	(0.03)	0.46
Diluted net earnings (loss) per share	0.11	0.13	0.43	(0.10)	(0.03)	0.46

* Reclassified
** Convenience translation into US$ (exchange rate as at June 30, 2023: euro 1 = US$ 1.086)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended
June 30, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	5,476	-	-	-	-	5,476	(913)	4,563
Other comprehensive loss for the period	-	-	-	-	(7,882)	19,937	-	12,055	19,083	31,138
Total comprehensive loss for the period	-	-	5,476	-	(7,882)	19,937	-	17,531	18,170	35,701
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2023	25,613	86,100	(1,780)	(1,736)	88	(665)	5,697	113,317	5,523	118,840

For the six months ended
June 30, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the period	-	-	(1,222)	-	-	-	-	(1,222)	587	(635)
Other comprehensive income (loss) for the period	-	-	-	-	(3,466)	(15,585)	-	(19,051)	(15,753)	(34,804)
Total comprehensive income (loss) for the period	-	-	(1,222)	-	(3,466)	(15,585)	-	(20,273)	(15,166)	(35,439)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	60	-	-	-	-	-	60	-	60
Balance as at June 30, 2022	25,605	85,943	(8,121)	(1,736)	11,899	(23,662)	5,697	95,625	(12,939)	82,686

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended December 31, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at June 30, 2023: euro 1 = US$ 1.086)
For the six months ended June 30, 2023:
Balance as at January 1, 2023	27,818	93,445	(7,880)	(1,885)	8,655	(22,375)	6,187	103,965	(13,737)	90,228
Profit (loss) for the period	-	-	5,947	-	-	-	-	5,947	(990)	4,957
Other comprehensive loss for the period	-	-	-	-	(8,560)	21,653	-	13,093	20,725	33,818
Total comprehensive loss for the period	-	-	5,947	-	(8,560)	21,653	-	19,040	19,735	38,775
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	67	-	-	-	-	-	67	-	67
Balance as at June 30, 2023	27,818	93,512	(1,933)	(1,885)	95	(722)	6,187	123,072	5,998	129,070

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2023	2022	2023	2022	2022	2023
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	1,289	2,771	4,563	(635)	140	4,957
Adjustments for:
Financing expenses, net	467	(765)	(1,556)	2,181	2,466	(1,691)
Depreciation and amortization	3,949	3,964	8,064	7,978	16,092	8,758
Share-based payment transactions	31	60	62	60	127	67
Share of losses (profits) of equity accounted investees	(363)	833	(1,541)	602	(1,206)	(1,674)
Change in trade receivables and other receivables	1,931	235	558	(2,579)	724	606
Change in other assets	(35)	(1,788)	(155)	53	(209)	(168)
Change in receivables from concessions project	579	(802)	836	(550)	(521)	908
Change in trade payables	(533)	(726)	(1,409)	(801)	1,697	(1,530)
Change in other payables	(1,034)	2,604	383	7,878	3,807	416
Income tax expense (tax benefit)	53	808	(1,203)	1,087	2,103	(1,307)
Income taxes paid	(20)	(3,255)	(20)	(3,255)	(6,337)	(22)
Interest received	860	451	1,353	922	1,896	1,469
Interest paid	(3,741)	(4,520)	(4,664)	(4,924)	(9,459)	(5,065)
Net cash provided by (used in) operating activities	3,433	(130)	5,271	8,017	11,320	5,724
Cash flows from investing activities
Acquisition of fixed assets	(14,137)	(6,747)	(27,468)	(22,274)	(48,610)	(29,832)
VAT associated with the acquisition	-	2,225	-	-	-	-
Repayment of loan by an equity accounted investee	-	149	-	149	149	-
Loan to an equity accounted investee	(8)	-	(68)	-	(128)	(74)
Advances on account of investments	(395)	-	(777)	-	(774)	(844)
Settlement of derivatives contract	-	-	-	(528)	(528)	-
Proceeds from (investment in) in restricted cash, net	-	(9,344)	893	(8,241)	(4,873)	970
Proceeds from (investment in) in short term deposit	20,688	27,645	(1,257)	27,645	27,645	(1,365)
Proceeds from (investment in) marketable securities	-	-	2,837	-	(1,062)	3,081
Net cash provided by (used in) investing activities	6,148	13,928	(25,840)	(3,249)	(28,181)	(28,064)
Cash flows from financing activities
Proceeds from options	-	-	-	-	36	-
Cost associated with long term loans	(391)	(498)	(706)	(8,958)	(9,988)	(767)
Payment of principal of lease liabilities	(577)	(205)	(777)	(4,000)	(5,703)	(844)
Proceeds from long term loans	20,735	-	21,499	196,189	215,170	23,350
Repayment of long-term loans	(5,916)	(22,054)	(6,602)	(143,095)	(153,751)	(7,170)
Repayment of Debentures	(17,763)	(19,764)	(17,763)	(19,764)	(19,764)	(19,292)
Repayment of SWAP instrument associated with long term loans	-	-	-	(3,290)	(3,290)	-
Proceeds from issuance of Debentures, net	-	-	55,808	-	-	60,612
Proceeds from settlement of derivatives, net	-	-	-	-	3,800	-
Net cash provided by (used in) financing activities	(3,912)	(42,521)	51,459	17,082	26,510	55,889

Effect of exchange rate fluctuations on cash and cash equivalents	(1,536)	(2,307)	(3,478)	(3,128)	(4,420)	(3,777)
Increase (decrease) in cash and cash equivalents	4,133	(31,030)	27,412	18,722	5,229	29,772
Cash and cash equivalents at the beginning of the period	69,737	90,981	46,458	41,229	41,229	50,457
Cash and cash equivalents at the end of the period	73,870	59,951	73,870	59,951	46,458	80,229

* Convenience translation into US$ (exchange rate as at June 30, 2023: euro 1 = US$ 1.086)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments (Unaudited)

	PV									Total
			Ellomay				Bio			reportable		Total
	Italy	Spain	Solar	Talasol	USA	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2023
	€ in thousands

Revenues	-	1,463	2,080	12,666	-	459	8,790	30,305	-	55,763	(30,305)	25,458
Operating expenses	-	(264)	(882)	(3,125)	-	(183)	(7,574)	(22,588)	-	(34,616)	22,588	(12,028)
Depreciation expenses	(1)	(458)	(469)	(5,684)	-	(236)	(1,204)	(2,871)	-	(10,923)	2,859	(8,064)
Gross profit (loss)	(1)	741	729	3,857	-	40	12	4,846	-	10,224	(4,858)	5,366

Adjusted Gross profit (loss)	(1)	741	729	3,857	-	678 [2]	12	4,846	-	10,862	(5,496)	5,366
Project development costs												(2,192)
General and administrative expenses												(2,911)
Share of loss of equity accounted investee												1,541
Operating profit												1,804
Financing income												9,021
Financing expenses in connection with derivatives and warrants, net												(476)
Financing expenses in connection with projects finance												(3,782)
Financing expenses in connection with debentures												(1,840)
Interest expenses on minority shareholder loan												(933)
Other financing expenses												(434)
Financing expenses, net												1,556
Income before taxes on Income												3,360
Segment assets as at June 30, 2023	33,932	13,806	19,635	230,428	1,091	31,635	31,910	99,033	155,245	616,715	(12,112)	604,603

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €2,032 thousand) and depreciation expenses (approximately €935 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2023	2022	2023	2022	2022	2023
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	1,289	2,771	4,563	(635)	140	4,957
Financing (income) expenses, net	467	(765)	(1,556)	2,181	2,466	(1,691)
Taxes on income (Tax benefit)	53	808	(1,203)	1,087	2,103	(1,307)
Depreciation	3,949	3,964	8,064	7,978	16,092	8,758
EBITDA	5,758	6,778	9,868	10,611	20,801	10,717

* Convenience translation into US$ (exchange rate as at June 30, 2023: euro 1 = US$ 1.086)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D and Series E Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2023, and below.

Net Financial Debt

As of June 30, 2023, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €66.5 million (consisting of approximately €291.93 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €141.44 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021) and the Series E Secured Debentures issuance (in February 2023), net of approximately €74.9 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €291.95 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 The amount of short-term and long-term debt from banks and other interest-bearing financial obligations amount provided above, includes an amount of approximately €4.6 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
4 The amount of the Debentures provided above includes an amount of approximately €1.9 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June  30, 2023, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €125.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 34.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended June 30, 2023:

For the four-quarter period ended June 30, 2023
Unaudited
€ in thousands
Profit for the period	5,338
Financing expenses, net	(1,271)
Taxes on income	(187)
Depreciation	16,178
Share-based payments	129
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,366
Adjusted EBITDA as defined the Series C Deed of Trust	22,553

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June  30, 2023, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €125.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 34.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2023:

For the four-quarter period ended June 30, 2023
Unaudited
€ in thousands
Profit for the period	5,338
Financing expenses, net	(1,271)
Taxes on income	(187)
Depreciation and amortization expenses	16,178
Share-based payments	129
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,366
Adjusted EBITDA as defined the Series D Deed of Trust	22,553

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of June 30, 2023, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €125.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 34.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended June 30, 2023:

For the four-quarter period ended June 30, 2023
Unaudited
€ in thousands
Profit for the period	5,338
Financing expenses, net	(1,271)
Taxes on income	(187)
Depreciation and amortization expenses	16,178
Share-based payments	129
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,366
Adjusted EBITDA as defined the Series E Deed of Trust	22,553

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of June 30, 2023, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €32.1 million (approximately NIS 128.7 million based on the exchange rate as of such date).

8 The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”